HINDALCO

ADITYA BIRLA GROUP

09045809

Ref: AM:PVK:1258:2009

Date:- 4th April, 2009

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Scheme of Arrangement between Hindalco Industries Limited and its Equity Shareholders - *Court Convened Meeting* and E.G.M. held on Thursday, the 2nd April, 2009 at Mumbai.

Please note that at the Shareholders Meeting held at Ravindra Natya Mandir, P. L. Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai 400 025, on Thursday, the 2nd April, 2009, as per the direction of the Hon'ble High Court of Mumbai, the Shareholders have approved the Scheme of Arrangement by requisite majority.

A Copy of the Scrutineers Report is attached herewith for your information and record.

Further, the Shareholders Meeting held at 12.00 Noon at the same venue to approve the reduction of Capital under Section 100 of the Companies Act, 1956, has also approved the Resolution confirming the reduction of the Capital.

This is for your kind information.

Thanking you,

Yours faithfully,

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
VICE - PRESIDENT &
COMPANY SECRETARY

Encl:- as above

SCRUTINEERS REPORT

REPORT OF THE SCRUTINEERS TO MR. A. K. AGARWALA, CHAIRMAN OF THE COURT CONVENED MEETING OF THE EQUITY SHARE HOLDERS HELD ON THURSDAY, APRIL 02, 2009 AT 10.00 A. M. AT RAVINDRA NATYA MANDIR P. L DESPANDE MAHARASTRA KALA ACADMEY, PRABHADEVI , MUMBAI 400 025.

We, B. Narasimhan and Mahesh Soni were appointed as scrutineers at the Court Convened Meeting of the Equity Shareholders of Hindalco Industries Limited held on Thursday, April 02, 2009 at 10.00 AM. at Ravindra Natya Mandir, P. L Despande Maharastra Kala Acadmey Prabhadevi Mumbai-400025, to approve the Scheme of Arrangement between Hindalco Industries Limited and its Shareholders in terms of the Notice dated March 02, 2009, convening the meeting.

After Our appointment as Scrutineers, we took charge of the sealed Ballot Boxes. We have scrutinised the Poll Papers and Members Records maintained by the Company and hereby report to you the result of the poll, which is as follows:

Sr. No.	Particulars		Number	(%)
A.	No. of voting papers		493	
	Less: No. of voting papers rejected as invalid		58	11.76
B.	No. of valid voters (present in person or by proxy)		435	88.24
	i)	Voted in favour of the Resolution	424	97.47
	Ii)	Voted against the Resolution	11	2.53
C.	Value of Votes (exercised in person or by proxy)		769392329	
		Invalid Votes	47390050	
		Valid Votes	722002279	
	i)	Votes in favour of the Resolution	721993282	99.9988
	Ii)	Votes against the Resolution	8997	0.0012

We hereby declare that the Resolution has been carried. This report is being handed over to the Chairman.

MAHESH SONI
M. NO. FCS : 3706
MUMBAI
Practising Company Secretary

[B. NARASIMHAN]
Scrutineer

[MAHESH SONI]
Scrutineer

Dated: April 2, 2009